

SECUI 07001281 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51322

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alaska Capital Management Corp.
dba Aurora Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 A Street, Suite 302
(No. and Street)

Anchorage	Alaska	99501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cathie Straub 907-272-6622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hanson, Douglas E.
(Name – *if individual, state last, first, middle name*)

PROCESSED
FEB 21 2007
THOMSON FINANCIAL

3400 Spenard Road, Suite 6	Anchorage	AK	
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 02 2007
WASH, D.C.
161

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Catherine M. Straub, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alaska Capital Management Corp. dba Aurora Securities, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Officer

Title

Subscribed and sworn to before me this 31st day of January, 2007.

Notary Public


ROBIN PHILLIPS
My Commission Expires
NOTARY
PUBLIC
March 9, 2010
STATE OF ALASKA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. * N/A *
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Financial Statements

Year Ended December 31, 2006

DOUGLAS E. HANSON
Certified Public Accountant
3400 SPENARD ROAD, SUITE 6
ANCHORAGE, ALASKA 99503
(907) 276-1710

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Alaska Capital Management Corporation
dba Aurora Securities
Anchorage, Alaska

We have audited the accompanying statement of financial condition of Alaska Capital Management Corporation, dba Aurora Securities as of December 31, 2006, and the related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alaska Capital Management Corporation, dba Aurora Securities at December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



January 27, 2007

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Statement of Financial Condition

December 31, 2006

ASSETS

Current Assets:	
Cash	$ 36,233
Accounts receivable	14,921
Prepaid expenses	2,663
Total current assets	$ 53,817

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accounts payable	$ 22,419
Income taxes payable (note 3)	922
Total current liabilities	23,341
Stockholders' equity:	
Common stock, par value $1 per share, authorized 1,000 shares; issued and outstanding 1,000 shares	1,000
Additional paid in capital	23,000
Retained earnings	6,476
Total stockholders' equity	30,476
Total stockholders' equity and liabilities	$ 53,817

See accompanying notes to financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Statement of Operations

For the Year Ended December 31, 2006

Revenue:	
Commission income	$ 201,099
Interest income	6
Total revenue	201,105
Expenses:	
Payroll and benefits	5,693
Administrative expenses	8,294
Commissions (note 2)	180,958
Regulatory fees and licenses	1,705
Legal and accounting	4,802
Insurance	997
Office expenses	425
Other	83
Total expenses	202,957
Net loss before taxes	(1,852)
Provision for income taxes:	
Income tax benefit (note 3)	289
Net loss	$(1,563)

See accompanying notes to financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2006

	Common Stock	Paid-in Capital	Retained Earnings
Balance at December 31, 2005	$ 1,000	23,000	8,039
Net loss for 2006	-	-	(1,563)
Balance at December 31, 2006	$ 1,000	23,000	6,476

See accompanying notes to financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Statement of Cash Flows

For the Year Ended December 31, 2006

Cash Flows from Operating Activities:	
Net loss	$(1,563)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Increase in accounts receivable	(7,414)
Decrease in prepaid expenses	(1,548)
Increase in accounts payable	21,529
Increase in payroll liabilities	890
Increase in taxes	486
Net cash provided by operating activities	12,380
Cash at beginning of year	23,853
Cash at end of year	$ 36,233
Income tax refund during the year	$ 774

See accompanying notes to financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Notes to Financial Statements

December 31, 2006

1. Summary of Significant Accounting Policies

Alaska Capital Management Corporation, dba Aurora Securities (Company) is a registered securities broker dealer. The Company was incorporated in Alaska on April 26, 1989. The Company was formed to offer a broad range of investment management services for the investing public within and without Alaska.

Basis of Accounting
The accompanying financial statements are prepared on an accrual basis of accounting.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition
Income is recognized as revenue when all significant services have been rendered.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or income tax returns. Deferred income taxes arise primarily from the recognition of income and expense on the cash basis for tax purposes.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Notes to Financial Statements

2. Related Party Transactions
The Company paid $164,700 in commissions to the major shareholder in exchange for services rendered. In addition, at December 31, 2006 the Company has accrued $13,150 in additional commissions to be paid to the major stockholder.

3. Income Taxes
Income taxes are computed as follows:

Expected tax benefit	$(275)
State tax, net of federal tax benefit	(14)
Income tax benefit	$(289)

The components of the provision for income taxes are as follows:

	Current	Deferred	Total
Federal taxes	$ 1,609	(716)	893
State taxes	113	(84)	29
Total	$ 1,722	(800)	922

Income tax refunds during 2006 amounted to $774.

4. Subsequent Events
On or about January 31, 2007, the Company's stockholders have negotiated the sale of stock to an unrelated third party. The Company will continue in operation under the new stockholder.

SCHEDULE I

SCHEDULE OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

December 31, 2006

The Company had no liabilities which were subordinated to claims of general creditors as of December 31, 2006, and for the year then ended.

SCHEDULE II

SCHEDULE OF NET CAPITAL

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

BROKER OR DEALER		As of 12/31/2006
1. Total ownership equity from Statement of Financial Condition		$ 30,476
2. Deduct ownership equity not allowable for Net Capital		-
3. Total ownership equity qualified for Net Capital		$ 30,476
4. Add:		
A. Liabilities subordinated to claim of general creditors allowable in computation of Net Capital		-
B. Other (deductions) or Allowable credits (List)		-
5. Total capital and allowable subordinated liabilities		$ 30,476
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition	2,973	
B. Secured demand note deficiency	-	
C. Commodity futures contracts and spot commodities proprietary capital charges	-	
D. Other deductions and/or charges	-	(2,973)
7. Other additions and/or allowable credits (List)		-
8. Net capital before haircuts on security positions		$ 27,503
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
A. Contractible securities commitments	-	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:		
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	-	
D. Undue concentrations	-	
E. Other (List)	-	-
10. Net Capital		$ 27,503

The difference between the above computation of Net Capital and the Company's computation included in Part IIA of the Form x-17a-5(a) as of December 31, 2006 is due to the accrual of an additional $3 in income tax refunds.

SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

December 31, 2006

There are no amounts as of December 31, 2006 to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive privisions of rule 15c3-3 under paragraph (k)(1), and thus is exempt from the provisions of rule 15c3-3.

SCHEDULE IV

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

December 31, 2006

This schedule is not applicable as of December 31, 2006, since the Company did not hold funds or securities for the account of its customers.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Report on Internal Control Required
by SEC Rule 17a-5

January 27, 2007

DOUGLAS E. HANSON
Certified Public Accountant
3400 SPENARD ROAD, SUITE 6
ANCHORAGE, ALASKA 99503
(907) 276-1710

Board of Directors
Alaska Capital Management Corporation
dba Aurora Securities
Anchorage, Alaska

In planning and performing our audit of the financial statements of Aurora Securities (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit

the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.



January 27, 2007

END